



smartQED

IT Problem Resolution Accelerated

smartQED helps IT Operations teams solve complex problems efficiently

The Problem

IT Problem Resolution is slow and laborious due to inefficient collaboration, fragmented documentation and lack of automation.

Our Solution

Provide collaborative visual root cause analysis tools, comprehensive action tracking, and automated case matching with prior problems.

Managers
Operators & SMEs
QED Solution Room for Problem Investigation
Collaboration & Coordination
Visual Root Cause Analysis & Guided Diagnosis
Problem Case Handler
QED Case Base
Private Cases
Master Cases (Anonymized)
Recommendation Engine (AI & Machine Learning)
Adapters & APIs for Monitoring & Log Data, Alerts & Anomalies
External Forums & Internal KBs

Benefits

- 360° view of problem investigations
- In-context team collaboration
- Audit trails, Reports & Dashboard for IT Managers for easy status tracking
- Capture and reuse expert knowledge efficiently and effectively
- Reduce mean time to repair (MTTR) to mitigate business impact, revenue & credibility loss.

Use Cases

Collaborative Investigations

Jointly analyze cause-effect impacts and share findings and decisions

Systematic Root Cause Analysis

Explore possible root causes methodically by examining key evidence

Automated Problem Matching

Leverage solution recommendations based on prior problem history within and outside your enterprise

smartQED *From Madness to Method, Chaos to Control*

Visit us at smartQED.com